EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio of Income to Fixed Charges
(Dollar amounts in millions)

	Years ended				
	June 28 2014	June 29 2013	June 30 2012	June 25 2011	June 26 2010
Income before provision for income taxes	$ 409.2	$ 570.3	$ 532.7	$ 661.7	$ 300.1
Fixed Charges:					
Interest portion of rental expense	$ 0.5	$ 0.5	$ 0.9	$ 0.6	$ 0.4
Interest expense	27.0	16.4	13.1	11.1	0.4
Amortized premiums, discounts and capitalized expenses related to the debt	2.0	1.1	0.7	0.7	—
Total fixed charges	$ 29.5	$ 18.0	$ 14.7	$ 12.4	$ 0.8
Ratio of income to fixed charges	15x	33x	37x	54x	371x

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
Maxim Integrated Products UK Limited	United Kingdom
Maxim Integrated Products GmbH	Germany
Maxim Gesellschaft fur elektronische Baustine GmbH	Germany
Maxim France SARL	France
Maxim Integrated Products Netherlands B.V.	Netherlands
Maxim Integrated Products GmbH	Austria
Maxim Integrated Products (Ireland) Holdings Limited	Ireland
Maxim Integrated Products International Limited	Ireland
Maxim Integrated Products International Sales Limited	Ireland
Maxim Overseas Technology SARL	Luxembourg
Maxim Japan Co., Ltd.	Japan
Maxim Integrated Products Korea Jusik Hoesa	Korea
Maxim Philippines- Assembly Corporation	Philippines
Maxim Philippines Operating Corporation	Philippines
Maxim Philippines Holding Corporation	Philippines
Maxim Philippines Land Corporation *	Philippines

    * This Subsidiary is 40% owned by the Registrant.

Maxim (I.P) Enterprise Solutions Corporation	Philippines
Maxim Integrated Products Switzerland AG	Switzerland
Maxim Integrated Products (Thailand) Co., Ltd.	Thailand
MXIM Circuits Design Shanghai Limited	China

Maxim India Integrated Circuit Design Private Limited	India
Maxim Mikroelektronik Tasarim ve Gelistirme Ltd. Sti	Turkey
Maxim Nordic ApS	Denmark
Maxim International Holding, Inc.	Delaware
L&L Engineering, LLC	New Hampshire
Maxim Technology Ltd.	Cayman Islands
Maxim Holding Company Ltd.	Cayman Islands
Maxim Semiconductor Corporation (Taiwan)	Delaware
Dallas Semiconductor Philippines, Inc.	Philippines
Maxim Integrated Products Asia Limited	Hong Kong
Maxim Dallas (Shanghai) Semiconductor Trading Co. Ltd.	China
Mobilygen Corporation	California
Innova Card	France
Teridian Semiconductor Holding Corp.	Delaware
Teridian Semiconductor Intermediate Holdings Corp.	Delaware
Teridian Semiconductor Corp.	California
Phyworks Limited	United Kingdom
Maxim Integrated Products India Sales Pvt Ltd.	India
IPR, Limited	Cayman Islands
Calvatec Limited	United Kingdom
Genasic Design Systems Ltd.	United Kingdom
Maxim Integrated Germany GmbH	Germany
Maxim Integrated GmbH	Austria
Metrixx Limited	United Kingdom

Cambridge Analog Technologies, Inc.	Delaware
TagArray, Inc.	Delaware
Bedrock Automation Platforms, Inc.	Delaware
Scintera Networks LLC	Delaware
Volterra Semiconductor LLC	Delaware
Volterra Asia Pte. Ltd.	Singapore
Volterra Global Marketing Ltd.	Cayman Islands
Volterra International Ltd.	Cayman Islands
Volterra Semiconductor Technology (Shanghai) Co. Ltd.	China